July 31, 2024

Jeremy Smeltser
Chief Financial Officer
Spectrum Brands Holdings, Inc.
3001 Deming Way
Middleton, WI 53562

       Re: Spectrum Brands Holdings, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2023
           Response dated June 26, 2024
           File No. 001-04219
Dear Jeremy Smeltser:

       We have reviewed your June 26, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 12, 2024 letter.

Form 10-K for the Fiscal Year Ended September 30, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measurements, page 34

1. Disclosure in your Form 10-K states that Adjusted EBITDA provides useful information to investors because it reflects the ongoing operating performance and trends of your segments, excluding certain non-cash based expenses and/or non-recurring items during each of the comparable periods. Please revise your disclosure in future filings to more clearly explain why Adjusted EBITDA on a consolidated basis is useful to investors as a non-GAAP performance measure. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.
2. We note that Adjusted EBITDA has been disclosed as the measure of profit or loss for your reportable segments pursuant to FASB ASC 280. However, you provide a reconciliation from Net income (loss) from continuing operations to EBITDA and
       Adjusted EBITDA for your reportable segments. In addition, it does not appear that Net income (loss) from continuing operations for your reportable segments includes income
 July 31, 2024
Page 2

       tax expense or interest expense. Please tell us how you determined that the presentation provided is consistent with Items 10(e)(1)(i)(A) and (B) of Regulation S-K. For additional guidance, refer to Question 104.01 of the Division of Corporation Finance Compliance
       & Disclosure Interpretations on Non-GAAP Financial Measures.
3. Your March 29 response to comment 2 regarding the Tristar Business acquisition and integration adjustment refers to incremental compensation for personnel supporting transition and integration efforts during the transitionary period. Please quantify these costs for each of the last two fiscal years and describe the roles performed by these personnel.
4. Your May 20 response to comment 1 regarding the non-GAAP adjustments for the HPC brand portfolio transitions notes a shift in strategy required for the utilization of your brands towards brand development and acquisition to transition away from use of the
       Black & Decker tradename (   the B+D tradename   ). Please tell us
whether actions such as
       shifts in strategy and managing the transition of your business to new brands are deemed to be a normal activity considering your operations, revenue generating activities, and
       business strategy. Also, tell us the extent to which    the sizeable
investment necessary to
       transition away from the B+D tradename    was a factor in applying
Question 100.01 of the
       Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP
       Financial Measures to this adjustment.
5. With regards to costs associated with the Global ERP Transformation, your March 29 response to comment 2 notes the non-GAAP adjustments include incremental compensatory costs for a dedicated project management team. Please tell us whether the
       project management team is made up of employees or external professionals and consultants and describe their roles and responsibilities. In addition, quantify the amount of compensatory costs included in this non-GAAP adjustment for each of the last two fiscal years and the most recent interim period.
6.     Your May 20 response to comment 2 regarding the Strategic Plan
Development
       component of the non-GAAP adjustment for Other project costs explains that you engaged with a third-party consulting partner to assist in the development of a long-term strategic plan in consideration of the divestiture transactions that you had executed or were in process of executing. Please describe the services provided by these consultants in greater detail and further explain why costs incurred related to long-term strategic planning are not a normal, recurring operating expense per Question
100.01 of the
       Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP
       Financial Measures.
7. We note from your June 26 response to comment 3 that the HPC Business Transformation component of Other project costs includes retention related costs for two key executive positions. Please revise to remove this adjustment as these costs appear to be normal, recurring operating expenses based on Question 100.01 of the Division of Corporation
       Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
8.     Your May 20 response to comment 2 states that the Business Development
Office
       component of Other project costs primarily consists of personnel costs related to business development activities, diligence, and transformation initiatives. As these costs appear to be normal, recurring operating expenses based on Question 100.01 of the Division of
 July 31, 2024
Page 3

       Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial
       Measures, please revise to remove the related non-GAAP adjustment.
9. In your May 20 response to comment 2, you state that the recognition of the IPL Product
       Category Exit component of Other project costs was triggered by your decision to completely exit the product category. As the costs related to your exit from the IPL product category, such as the costs incurred to dispose of the remaining product and parts, appear to be normal, recurring operating expenses based on Question
100.01 of the
       Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP
       Financial Measures, please revise to remove this adjustment.
10. Your response dated June 26 to comment 4 states that the unallocated shared costs adjustment relates to a shared operating center for the consolidated group attributable to the HHI segment that are excluded from the reporting of discontinued operations. Please revise to remove this non-GAAP adjustment as it appears that these costs are normal, recurring operating expenses based on Question 100.01 of the Division of Corporation
       Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
11. We note from your May 20 response to comment 5 that the costs associated with the non-
       GAAP adjustments for HPC product disposal were contributed by the Tristar Business acquisition, the realization of poor product performance, and quality issues associated with products from the acquisition. Please explain in greater detail why these losses are unusual (e.g., further address the relevant facts and circumstances specific to the Tristar
       Business acquisition, the timing of the inventory disposition, and the link to product recalls) and clarify the nature of the poor product performance and quality issues noted in your response.
12. Please clarify your May 20 response to comment 6 as it does not appear to adequately describe the circumstances leading to the product recalls and explain how the activities and actions taken were event driven and specific to responses required by the CPSC. In addition, explain the statement that facilitating product recalls is not a component of your normal operations and are not a substantial consideration for your product history as risk factor disclosure in your Form 10-K appears to indicate that you may be subject to product liability claims and product recalls in the ordinary course of your business.
       Please contact Dale Welcome at 202-551-3865 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing